October 23, 2014

Mr. William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Northwest Natural Gas Company
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 1-15973

Dear Mr. Thompson:

Northwest Natural Gas Company (“NW Natural”) acknowledges receipt of your letter on October 10, 2014 commenting on the above-referenced filing.

This letter contains our responses to the comments and explanations to the requested information. Please feel free to call me at the telephone number listed at the end of this letter if you would like to discuss any of the responses.

For the convenience of the Staff, each of the Staff's comments is included in bold and is followed by our corresponding response.

16. Revision of Prior Period Financial Statements, page 85

1.
We note your response to prior comment 3 and that you concluded the magnitude of the potential misstatement was immaterial to both interim and annual financial statements. You also state that you concluded it was not reasonably possible the deficiency would result in a material misstatement. Please explain in greater detail how each conclusion was reached.

Response: Consistent with the discussion during our telephone call on October 9, 2014, we determined the magnitude of the potential misstatement was immaterial and further we concluded it was not reasonably possible the control deficiency identified could have resulted in a material misstatement. Our conclusions considered the SEC Release No. 33-8810.

The control deficiency identified was deemed to be a design deficiency in a control activity based on our determination that the level of review was not at a granular enough level to identify an immaterial error. The control was designed to review regulatory activity and associated accounting impacts, ensuring we applied interest to the correct accounts, correct amounts were deferred into regulatory accounts, and appropriate regulatory asset accounts were established. The control was also designed to review the rate authorized by our state regulators. However, a review of the rate used for accounting purposes, and a specific consideration of the exclusion of the equity component of that rate was not included in the original design of the control. Subsequently we made certain enhancements to this control activity to improve the level of review. Our assessment of this design deficiency, including both our evaluation of the potential misstatement and whether it was reasonably possible the deficiency could result in a material misstatement, focused on the financial statement accounts affected and the interest rate applied to those accounts.

NW Natural, like other regulated utilities, designs its rates to recover costs with an approved authorized rate of return from our regulators. When earnings are materially below an authorized amount, we will enter into a rate case with our regulator to review costs and agree on how we can recover any shortfall. Similarly, if we are earning above our authorized amount, there are mechanisms to limit this overearning including the regulators ability to require filing of a rate case. These rate actions are designed to ensure NW Natural is allowed a reasonable ability to recover its costs timely and earn a fair return.

The financial statement accounts impacted by this error were limited to only those few regulatory asset accounts earning regulatory interest without current rate recovery in place. At the end of 2012, we had two such regulatory asset accounts, our environmental cost deferral ($56.6 million) and our pension balancing deferral ($14.7 million). All of our other regulatory asset accounts either did not accrue interest or had a recovery mechanism in place that recovered the balance over a 12 month period. We have reviewed the Company's regulatory assets over the past 25 years and are not aware of any other regulatory assets that are similar in nature to the environmental cost deferral and the pension balancing deferral. In addition we do not anticipate any new regulatory assets that would be similar in nature in the future.

Our environmental cost deferral consists of amounts accrued for future expenditure, amounts expended, and interest, net of insurance recoveries. The portion of the balance subject to interest is the actual cash expended and interest, off-set by insurance recoveries. This net amount totaled $56.6 million at the end of 2012 and was built up over a 10 year period. As we began incurring costs during that 10 year period, we initiated claims against our insurers to recover our costs. As these costs began to increase and insurance recovery timelines extended, we began to experience increased financing costs associated with funding our environmental expenditures and realized the need to seek specific regulatory action. This action item was identified as a result of our broader monitoring activities, including the review and development of our forecast and budget and corresponding finance and regulatory strategies. Prior to this our regulator had approved the deferral of these costs to a regulatory asset account, with the expectation the Company would seek to recover cost from insurance first. By 2011 the regulatory asset balance reached $35 million and, given the significance of the amount, we sought approval from the Oregon Public Utilities Commission (“OPUC”) for a recovery mechanism. In 2012, we were granted approval of a mechanism to recover costs as part of a rate case. Most of the amounts expended through 2012 were done to take early action on certain remediation sites and the timing and amount of such expenditures were under management’s discretion. As a result, if regulatory actions had not been taken in 2012, the Company would have continued to have discretion in how much and when it expended cash in this area. Absent a recovery mechanism or insurance recovery, we would have been forced to adjust our strategies going forward to reduce spending until a recovery mechanism was adopted. As such, the regulatory asset balance was near its highest point in 2012 and we consider it highly unlikely that unrecovered amounts could grow significantly larger without timely rate action in future years.

The other regulatory account balance impacted by this error was our pension balancing deferral. In 2011, the OPUC issued an order allowing us to defer the difference between actual pension expense and the amount of pension expense recovered in rates. At the end of 2012, this balance was $14.7 million. Pension assumptions are adjusted annually, and to the extent forecasts change on our expected pension expense we monitor the direction of the balancing account. Similar to the environmental account, as this balance grows, the importance of regulatory action to start recovering these expenditures and reduce balances is highlighted and, and as such we subsequently initiated discussions with the OPUC to recover our financing of these expenses.

In addition to reviewing the nature of the account balances, we also reviewed the potential impact of using an incorrect interest rate. In our assessment of the control deficiency and what was reasonably possible to occur, we considered how significant the interest rate could have varied. The actual error represented a 2.3% difference between the appropriate rate for reporting under generally accepted accounting principles in the United States of America (“U.S. GAAP”) (6.3%) and our authorized rate of return determined by the OPUC (8.6%). Our assessment of a reasonably possible scenario focused on the relationship between our authorized rate of return and our average long-term debt rate, the rate we determined to be the appropriate rate under U.S. GAAP. Our authorized rate of return is set by our regulators and changed once (in 2012) over the 10 year period the error occurred. The rate of return is calculated using our debt rate and our cost of equity rate, split based on our capital structure. The capital structure assumed in determining the rate included a 50% debt and 50% equity structure for the period of the error and our authorized rate of return was 8.6% and was updated to 7.8% after our 2012 rate case. During this 10 year period our debt rate changed by a maximum of 1.1%. As our authorized rate of return is directly correlated with our debt rate and our debt rate does not significantly fluctuate due to the nature and duration of our debt portfolio, we concluded it would not be reasonably possible for the error rate to have been significantly different than the actual 2.3% rate difference.

We did perform a sensitivity analysis using larger interest rate errors against reasonably possible account balances and noted there were no scenarios indicating a reasonable possibility of a material error. For example, based on a doubling of the error rate to 4.6%, the deferral account balances would have had to have reached a combined balance of $113 million to generate an error that would be equal to a rule of thumb materiality level of 5% of net income before tax. Similarly, using the 2.3% error rate, the balances impacted would have had to have been approximately $226 million (over 3 times the actual balance) to generate an error that would be equal to a rule of thumb materiality level of 5% of net income before tax. There are no circumstances under which we would consider either of these scenarios to be reasonably possible.

Finally, as part of our assessment we also reviewed the aggregation risk associated with this deficiency, concluding there were no aggregation risks that could create a risk of a material misstatement that is reasonably possible.

In summary, we reviewed the nature of both account balances, in addition to the past and expected future balances to assess whether it was reasonably possible the deficiency could have resulted in a material misstatement and determined it was not reasonably possible that, individually or combined, these balances could have resulted in a material error in the interest calculation. Further, we were not aware of any future events we would consider reasonably possible that could impact this conclusion.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact me at (503) 220-2345.

Sincerely,

NORTHWEST NATURAL GAS COMPANY
By:	/s/ Stephen P. Feltz
Stephen P. Feltz
Senior Vice President and Chief Financial Officer

cc:    Yolanda Guobadia, Staff Accountant
Robyn Manuel, Staff Accountant
MardiLyn Saathoff, Vice President and Corporate Secretary
John T. Hood, Morgan, Lewis & Bockius LLP
Roger Mills, PricewaterhouseCoopers LLP